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                             The Credit Store, Inc.
                            3401 North Louise Avenue
                              Sioux Falls, SD 57101

                                February 24, 2000


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

         Re:      The Credit Store, Inc.
                  Registration Statement on Form 10
                  (File No. 0-28709)

Ladies and Gentlemen:

         The above referenced Registration Statement was filed with the Securities and Exchange Commission by The Credit Store, Inc. on December 29, 1999 and would have become effective by operation of the statute on February 28, 2000 in accordance with Section 12(g) of the Securities Act of 1934. Inasmuch as the staff has asked for revisions, they have suggested that the Company withdraw the Registration Statement before it becomes effective and submit a revised registration statement in response to such comments. Accordingly, the Company hereby withdraws the above referenced Registration Statement before it becomes effective.

         The Company will immediately re-file the registration statement and will request acceleration of its effective date as soon as the staff have completed their review.

         Please provide the Company with a copy of the order granting withdrawal of the Registration Statement as soon as it is available.

         If you have any questions regarding this application, please contact the Company's Chief Financial Officer, Michael J. Philippe, (605-339-7577), or Michael K. Coddington (612-336-3404) of Faegre & Benson LLP.

                                        Very truly yours,



                                        The Credit Store, Inc.


                                        /s/ Michael J. Philippe
                                        -----------------------
                                        Chief Financial Officer